

TREEHUG
BARK-BELTED CHEESE
JONATHAN'S
WILD CHERRY SPOONS
WORLD CHEESE AWARDS
INTERGALACTIC
SOFT-RIND, LIGHTLY-AGED CHEESE
MOONRISE
Washed-Rind Cheese
MINTED

PSTD

Perrystead Dairy LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%
Target Raise Amount: $200,000
Offering End Date: June 17, 2025

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Perrystead Dairy LLC
Founded: August 23, 2019
Address: 1639 N Hancock St, Ste 103
Philadelphia, PA 19122

Industry: Cheese Manufacturing
Employees: 5
Website: https://perrystead.com/

Use of Funds Allocation:

If the maximum raise is met:

$188,000 (94.00%) – of the proceeds will go towards working capital- equipment, packaging, updating website, and sales & marketing staffing
$12,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,724 Followers



SMBX



Business Metrics:

	FY23	FY24	YTD 3/31/2025
Total Assets	$225,327	$383,259	$390,284
Cash & Cash Equivalents	$63,723	$27,530	$53,622
Accounts Receivable	$16,496	$99,705	$17,760
Short-term Debt	$35,406	$52,939	$34,663
Long-term Debt	$27,750	$27,750	$127,750
Revenue	$129,124	$179,739	$62,569
Cost of Goods Sold	$52,756	$101,563	$32,106
Taxes	$0	$0	$0
Net Income	-$184,042	-$140,310	-$73,860

Recognition:

Perrystead Dairy LLC (DBA Perrystead Dairy) opened in 2021. Since then, their cheeses have garnered 20 major domestic and international awards. Most recently, their Intergalactic cheese took Gold at the 2024-2025 World Cheese Awards in Viseu, Portugal and was named Best Cheese by Culture Cheese Magazine's 2025 Annual List of the Best Award-winning Cheeses.

About:

Perrystead Dairy LLC (DBA Perrystead Dairy) makes American original cheese that's thoughtful, delicious, approachable, and explores new boundaries—a reflection of curiosity, pursuit of mastery, and desire to share joy. Rooted in sustainability, they work with small family farms committed to regenerative practices, rotational grazing, and great animal husbandry.

For more information, contact our Customer Support Team at support@thesmbx.com

